UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-51595

WEB.COM GROUP, INC.

(Exact name of registrant as specified in its charter)

Web.com Group, Inc.

12808 Gran Bay Parkway West

Jacksonville, Florida 32258

(904) 680-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Web.com Group, Inc. has duly caused this notice to be signed on its behalf by the undersigned duly authorized person.

Web.com Group, Inc.

Date:	October 22, 2018	By:	/s/ Matthew P. McClure
		Name:	Matthew P. McClure
		Title:	Secretary